RECEIVED

2006 SEP 18 P 2:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

06016913

September 12, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Change in Shareholding by BOD Member) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

PROCESSED
SEP 19 2006
THOMSON
FINANCIAL

Dw 9/19

SAMSUNG
ELECTRONICS

Change in Shareholding by BOD Member

On August 22, 2006, Vice Chairman & CEO Yoon-Woo Lee exercised his stock options, increasing his shareholdings in Samsung Electronics by 36,341 common shares.
(Strike price: KRW 197,100 per share for 10,000 shares and KRW 272,700 per share for 26,341 shares)

Then, on August 24, 2006, he sold the same number of shares on the open market, bringing his holdings in Samsung Electronics to 10,000 common shares.